UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: March 3, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: March 3, 2008	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

08-06-TC

For Immediate Release:	March 3, 2008

TECK COMINCO REPORTS NEW BILLION TONNE

COPPER RESOURCE AT QUEBRADA BLANCA

Vancouver, March 3, 2008 -- Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) today announced that it has completed sufficient drilling to be able to report an inferred resource in the primary sulphide mineralization (hypogene) deposit at its Quebrada Blanca property in northern Chile. The new resource is 1.03 billion tonnes of ore grading 0.5% copper and 0.020% molybdenum, representing 11 billion pounds of contained copper and 450 million pounds of contained molybdenum. Quebrada Blanca is the largest of three operating mines that Teck acquired through its August, 2007 acquisition of Aur Resources Inc.

Don Lindsay, Teck’s President and Chief Executive Officer, commented: “We are pleased to be able to report this substantial new resource within months of completing the acquisition of Aur. Our confidence at the time of the Aur acquisition that QB held tremendous potential value appears to have been justified. Of the over one billion tonnes of new resource, we have identified a higher grade zone in the bottom of the existing enriched sulphide (supergene) pit that contains approximately 300 million tonnes grading 0.55% copper and 0.020% molybdenum. That portion of the deposit could provide a substantial starter pit for a five to 10 year period that would benefit from having been largely pre-stripped by on-going mining of the supergene ore body. We fully expect that our ongoing drilling program should result in not only this resource being eventually converted to reserves, but also in a significant expansion of this new resource in the relatively near future.”

The drill program recently completed consists of 36 drill holes drilled on approximate 200 metre centres. All holes have terminated in mineralization, leaving the deposit open at depth. The lateral extent of the deposit remains undefined. The inferred resource estimate is based on block models and preliminary pit optimization studies using assumed metal prices of US$1.50/lb copper and US$10.00/lb molybdenum, and an assumed 0.3% copper cut-off grade. Assaying has been conducted by the Andes Laboratory in Santiago. QA/QC, included laboratory standards, and blanks as well as duplicate analyses at the ACME Laboratory in Santiago. QA/QC as well as chain of custody has been monitored by Teck Cominco personnel. Mr. Paul Bankes, P.Geo., Teck Cominco’s Director of Reserve Evaluation, is the Qualified Person as defined by NI 43-101 for the project, has overseen the resource estimate and has verified the information contained in this press release.

Teck Cominco has a 76.5% equity interest in Compania Minera Quebrada Blanca S.A. (CMQB), which owns the Quebrada Blanca property. Development and exploitation of the hypogene resource would require construction of a concentrator, tailings facility and associated infrastructure. Development of the hypogene deposit at Quebrada Blanca will require various environmental and other permits and governmental authorizations, and may require additional water rights. Additional drilling and engineering studies are underway.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) and comparable legislation in other jurisdictions in Canada. Forward-looking statements can be identified by use of the words such as “could”, “expect” and “estimate”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Mineral resource estimates are forward-looking statements. A mineral resource estimate should not be taken as an assurance that the stated quantities of minerals will be economically recoverable or will be recovered. A resource estimate may be subject to error for a variety of reasons including inaccurate geological assumptions or sampling interpretations. Various economic and operating factors may cause reserve and resource estimates to be inaccurate or operations to be unprofitable. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. Because Teck Cominco reports in accordance with Canadian disclosure requirements we report mineral resource estimates. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Important factors that could cause actual results to differ materially from the forward-looking statements in this press release include risks common to mineral development projects, the possibility of adverse developments in copper markets or delays in permitting, or development or construction programs and other risks and uncertainties disclosed under the heading “Caution regarding Forward-Looking Statements” and elsewhere in Teck Cominco’s most recent Annual Information Form filed with Canadian securities regulatory authorities and on Form 40-F filed with the United States Securities and Exchange Commission.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com